UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                 No  ☒

Contact:

Alon Holdings Blue Square-Israel Ltd.

Dror Moran, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-3-928-2220

Fax: 972-3-928-2299

Email: cfo@bsi.co.il

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD. ANNOUNCES FINANCIAL

RESULTS FOR THE FOURTH QUARTER OF 2011 AND THE YEAR ENDED 2011

Rosh Ha'ayin, Israel – March 22, 2012 – Alon Holdings Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced its financial results for the year and fourth quarter ended December 31, 2011.

Year ended 2011

o	The sales in 2011 amounted to NIS 12,482 million (U.S. $3,267 million) compared to NIS 8,504 million in 2010* (an increase of 47%) and the operating profit amounted to NIS 287 million (U.S. $75 million) (an increase of 19% compared to the corresponding period last year). The increase mainly stemmed from the consolidated of Dor Alon's results, as above.

Fourth Quarter of 2011

o	The sales in the fourth quarter amounted to NIS 3,039 million (U.S. $795.3 million) (an increase of 1.9%) and the operating profit amounted to NIS 17 million (U.S. $4.4 million) compared to NIS 49 million in the comparable quarter last year.
o	In the fourth quarter of 2011 the Company recorded onetime tax expenses of NIS 34.5 million (U.S. $9.0 million) due to legislative change increased Corporate tax rates to 25%.

* The results of Dor Alon were included as of the fourth quarter of 2010.

1

KEY FIGURES for the year and the fourth quarter compared to the comparable periods last year:

Data in NIS (millions)	1-12 2010	1-12 2011	The rate of change	10-12/2010	10-12/2011	The rate of change
Net revenues	8,504	12,482	46.8%	2,983	3,039	1.9%
Gross profit	2,311	2,916	26.2%	739	689	(6.8)%
Rate of gross profit	27.1%	23.4%		24.8%	22.7%
Operating income (before other gains and losses and changes in fair value of investment property)	241	287	19.1%	49	17	(65.3)%
Rate of operating income	2.8%	2.3%		1.6%	0.6%
Financial expenses, net	150	176	17.3%	42	41	(2.4)%
Income before taxes on income	98.9	140.3	41.9%	7.2	(21.6)
Taxes on income	36.3	46.8	28.9%	5.8	34.5	493%
Rate of taxes on income	37%	33%		81%
Net income (loss) for the period	63	94	49.2%	1	(56)

Results for the year 20111

Gross revenues

Revenues (including government levies) in 2011 were NIS 15,296.2 million (U.S. $4,003.2 million), compared to NIS 9,227.4 million in 2010 - an increase of 65.8%. The main increase in revenues was due to the inclusion of the results of Dor Alon. Dor Alon's revenues in 2011, including government levies of NIS 2,813.6 million (U.S. $736.3 million) amounted to NIS 8,151.6 million (U.S. $2,133.3 million).

Revenues from sales, net

Supermarkets segment revenues, net - in 2011 amounted to NIS 6,723.8 million (U.S. $1,759.7 million) as opposed to NIS 6,895.0 million in 2010, a decrease of 2.5%, (Decrease in sales of SSS stores of 2.7%). The main decrease was due to the public protest in Israel that commenced at the end of the second quarter this year which caused a decrease in selling prices to consumers, a decrease in demands and an acceleration of competition in the sector which impaired the sales in the Supermarkets segment. Sales per square meter amounted to NIS 18,090 (U.S. $4,734) in 2011, compared to NIS 18,692 in 2010.

1 The Company operates in four segments: Supermarkets, Commercial and fueling sites, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

2

Revenues of the Commercial and Fueling sites segment in 2011 amounted to NIS 5,301.9 million (U.S. $1,387.5 million) as compared to NIS 4,329.9 million in 20102, an increase of 22.4%. The main increase stems from increase in the quantitative sales as a result of opening new fueling sites, an increase in sales in the convenience stores and an increase in the price of petrol between the periods.

Non-food segment - a decrease in revenues of approximately 2.9% from NIS 438.6 million in 2010 to NIS 425.8 million (U.S. $111.4 million) in 2011. The decrease in revenues was mainly due to a decrease in sales to franchises stemming in the home and leisure sectors from increased competition in the sector and was partly offset by increase in sales of home textile.

Real estate segment - increase in revenues of approximately 23.0% from NIS 25.2 million in 2010 to NIS 31.0 million (U.S. $8.1 million) in 2011. The increase in revenues is mainly due to the increase in leased premises and from the effect of the increase of CPI.

Gross Profit in 2011 amounted to approximately NIS 2,915.7 million (U.S. $763.0 million) (approximately 23.3% of revenues) compared to gross profit of approximately NIS 2,311.4 million (27.2% of revenues) in 2010. The decrease in the gross profit rate derives from including Dor Alon's results fully in 2011 while in 2010 Dor Alon's results were included in the fourth quarter.

In the Supermarkets segment, gross profit amounted to NIS 1,850.7 million (U.S. $484.4 million), (27.5% of revenues) compared to NIS 1,889.7 million in 2010 (27.4% of revenues), a decrease of 2.1% stemming from decrease in sales.

In the Commercial and fueling sites segment, gross profit amounted to NIS 876 million (U.S. $229.2 million), (16.5% of revenues) compared to NIS 862 million in 20102 (19.9% of revenues), an increase of 1.6% that derived from increase in fuel prices and increase in the sales of convenience stores.

In the Non food segment, gross profit amounted to NIS 157.8 million (U.S. $41.3 million), (37.1% of revenues) compared to NIS 164.1 million in 2010 (37.4% of revenues) a decrease of 3.8% that derived from decrease in sales.

2 The results of Dor Alon were included effective October 3, 2010 in the results of Alon Holdings. Comparative data for 2010 include the results of Dor Alon in their entirety in this report in order to enable analysis and trends of the segment performance.

3

Selling, general, and administrative expenses in 2011 amounted to approximately NIS 2,628.8 million (U.S. $688.0 million) compared to NIS 2,070.0 million in 2010, an increase of 26.9%. The majority of the increase derives from including the results of Dor Alon as mentioned above.

In the Supermarket segment, selling, general and administrative expenses amounted to NIS 1,693.4 million (U.S. $443.2 million) an increase of 2.6% that resulted from opening new branches and increase in payroll and CPI linked expenses such as rent and municipality taxes.

In the Commercial and fueling sites segment, these expenses amounted to NIS 702.3 million (U.S. $183.8 million) an increase of 3.5% deriving from opening new fueling sites and legislative changes in the payroll sector.

In the Non food segment, these expenses amounted to NIS 167.4 million (U.S. $43.8 million) a decrease of 1.7%.

In the real estate segment, these expenses amounted to NIS 15.6 million (U.S. $4.1 million) a decrease of 47.9% deriving from decrease in advertising expenses that included last year advertising and marketing expenses in respect of the residential project in the wholesale market in Tel Aviv.

Operating profit (before other gains and losses and increase in the fair value of investment property) in 2011 amounted to approximately NIS 286.9 million (U.S. $75.0 million) compared to operating income of NIS 241.4 million in 2010, an increase of 18.8%.

In the Supermarkets segment, operating profit decreased from NIS 241.9 million in 20102 to NIS 177.3 million (U.S. $ 46.4 million) due to decrease in sales and increase in expenses as mentioned above.

In the Commercial and fueling sites segment, operating profit decreased from NIS 180.7 million in 20102 to NIS 173.6 million (U.S. $45.4 million) due to reducing the marketing margins.

In the Non food segment, operating loss increased from NIS 7.2 million in 2010 to NIS 24.9 million (U.S. $6.5 million) due to a decrease in sales to franchisees in the home and leisure sector as a result of an increase of competition in this segment and an increase in the provisions for doubtful accounts.

2 The results of Dor Alon were included effective October 3, 2010 in the results of Alon Holdings. Comparative data for 2010 is included in this report in order to enable analysis and trends of the segment performance.

4

In the real estate segment, transition from operating loss of NIS 4.8 million in 2010 to operating profit of NIS 15.4 million (U.S. $4.0 million) due to increase in leased premises and decrease in selling administrative and general expenses.

Increase in fair value of investment property in 2011, the Company recorded profit from the increase in the value of investment property in the amount of NIS 41.9 million (U.S. $10.9 million) including NIS 18.4 million (U.S. $4.8 million) from revaluation of property in Kiryat Hasharon, Netanya, half of which was sold and NIS 7.5 million (U.S. $1.9 million) from revaluation of "Hadar mall" in Jerusalem. In 2010 the Company recorded a gain from increase in value of investment property in the amount of NIS 32.9 million.

Other income and expenses, net in 2011 the Company recorded other expenses, net in the amount of NIS 18.2 million (U.S. $4.8 million) compared to net expenses of NIS 24.9 million in 2010. These expenses included costs relating to the relocation of part of the BEE group companies to the new logistic center in Beer Tuvia and disposal and impairment of property and equipment in the supermarket segment.

Operating profit in 2011 was NIS 310.6 million (U.S. $81.3 million) compared to operating profit of NIS 249.4 million in 2010, an increase of 24.5%. Excluding the effect of Dor Alon's results the operating profit decreased by NIS 43.8 million (U.S. $11.5 million).

Financial Expenses, Net in 2011 were NIS 176.0 million (U.S. $46.1 million) compared to financial expenses, net of NIS 150.0 million in 2010. Excluding the effect of the results of Dor Alon the finance expenses decreased by NIS 26.3 million (U.S. $6.9 million). The decrease was mainly a result of finance income from the revaluation of the option to purchase shares of Diners and capitalization of borrowing costs of projects under construction in the real estate segment that was partly offset by an increase in the Company's indebtedness following the purchase of Dor Alon and the increase of the Israeli CPI (the CPI increased in 2011 by 2.55% compared to increase of 2.28% in 2010).

Taxes on Income in 2011 were approximately NIS 46.6 million (U.S. $12.2 million) (33.1% effective tax rate compared to a statutory tax rate of 24%) compared to NIS 36.3 million (effective tax rate of 37% compared to a statutory tax rate of 25%) in 2010. The increase in tax expenses this year stems mainly from increase in the tax rates following the Tranchtenberg Committee and from losses of the Group companies in respect of which, no deferred taxes were recorded and was partly offset by recording a liability for deferred taxes in the statements of income.

5

Net Income in 2011 was NIS 93.7 million (U.S. $24.5 million) compared to net income of NIS 62.6 million in 2010. The increase in net income in this period compared to the corresponding period last year mainly derives from including Dor Alon's results, the impact of the option revaluation of Diners and tax benefit on exercising the option. The net income in 2011 attributable to the equity holders of the company was NIS 69.5 million (U.S. $18.2 million), or NIS 1.05 per share (U.S. $0.27), while the portion attributable to the non-controlling interests was NIS 24.2 million (U.S. $6.3 million).

6

Cash Flows in 2011

Cash Flows from Operating Activities: Net cash flows deriving from operating activities in 2011 amounted to NIS 627.6 million (U.S. $164.2 million) compared to cash flows from operating activities of NIS 205.8 million in 2010. The inclusion of Dor Alon's results contributed to the cash flow from operating activities in 2011 the amount of NIS 136.3 million.

The increase in cash flows from operating activities is mainly due to a decrease in working capital in the Supermarket segment, from advancing receipts from credit card companies of NIS 203.4 million (U.S. $53.2 million), from the increase in advances from purchasers of apartments of NIS 102.6 million (U.S. $26.8 million) net off increase in tax payments of NIS 85.1 million (U.S. $22.3 million).

Cash Flows from Investing Activities: Net Cash flows used in investing activities in 2011 amounted to approximately NIS 547.3 million (U.S. $143.2 million) compared to net cash flows of NIS 227.9 million used in investing activities in 2010. Cash flows used in 2011 included mainly purchases of property and equipment, investment property and intangible assets, in a total amount of NIS 347.3 million (U.S. $90.9 million), the grant of long term loans of NIS 144.9 million, (U.S. $37.9 million), mainly to controlling shareholders, investment in restricted deposits in the amount of NIS 102.6 million (U.S. $26.8 million) and an investment in an associate (Diners) of NIS 36.4 million (U.S. $9.5 million). Cash flows used in investing activities in 2010 included mainly purchases of property and equipment, intangible assets, investment property and payments on account of real estate in a total amount of NIS 325.2 million, net off the net cash received from the acquisition of a company consolidated for the first time in the amount of NIS 87.2 million.

Cash Flows from Financing Activities: Net Cash flows used in financing activities in 2011 amounted to NIS 110.6 million (U.S. $28.9 million) compared to net cash flow used in financing activities of NIS 485.5 million in 2010. Cash flows used in financing activities in 2011 included mainly repayment of bonds in the amount of NIS 174.9 million (U.S. $45.8 million), repayment of loans in the amount of NIS 382.5 million (U.S. $100.1 million), and payments of interest in the amount of NIS 222.7 million (U.S. $58.3 million), this was offset by an increase in short term bank credit in the amount of NIS 582.5 million (U.S. $152.4 million) and receiving loans in the amount of NIS 213.7 million (U.S. $55.9 million). Net Cash flows used in financing activities in 2010 included payment of dividends of NIS 875.0 million and an increase of NIS 77.2 million from the inclusion of the results of Dor Alon for the first time. These items were offset by the receipt of long term loans of NIS 470.6 million and the issue of debentures of NIS 205.0 million.

7

Comments of Management

Mr. David Weisman Active Chairman and Chief Business manager – "In 2011, we commenced the group reorganization with the purchase of Dor Alon at the end of 2010 and we took several measures to exercise synergy in the group which include tender for joint acquisition and merger of IT systems etc. In 2011, which was a difficult year for the Israeli economy in general, retail segments, in which we engage, were adversely affected. In the food and non-food segments, the public protest, in the fuels segment, an unprecedented regulatory action impaired the operating profit. As we look forward, we intend to focus in 2012 on the improvement of the operating efficiency of the companies, adapting to the market condition and developing new segments. We shall expand in 2012 the You Club while relying on the collaboration with Diners, in which our interest is 49%. In addition, we shall launch in the first half of 2012 the cellular operations that will reflect the Company's power as the largest retail group in Israel. Dor Alon, which ended the year with EBITDA profit of NIS 270 million (U.S. $70.6 million) and net income of NIS 60.2 million (U.S. $15.7 million) has achieved a milestone in itself, an organized plan for efficiency, reducing discounts for the institutional market, expanding the operations of the convenience stores "Alonit" and "AM-PM" which are the largest and most profitable in their segment in Israel and entering into other segments. BSRE “Etz Ha’alon” ("Oak Tree") upon which the entire retail is based, expanded its operations and is highly appreciated and extremely successful in its segment. The Company has an income of NIS 200 million (U.S. $52.3 million) from earning assets (including assets leased to Group's Companies), tens of thousands of sq. meters of construction rights in different stages of design and construction in the partnership of the residential project in the wholesale market complex in Tel Aviv (50%). The Company has over NIS 2 billion (U.S. $526 million) earning assets (including assets leased to Group's Companies) without any lien".

Mr. Zeev Vurembrand, CEO, said: "In the food segment, the year 2011 can be divided into two parts, where each half was characterized differently. In the first half the company improved its performance and number of operating parameters while the second half was marked by the public protest and deepening the competition by opening commercial spaces. The actions taken in the second half, using campaigns and discounts adversely affected sales and profitability in the second half of this year. The Company is taking several actions to gradually improve the operating profit. These days, we finalize the cut back of 15% of headquarters personnel in all levels of management. In addition, the Company initiated several efficiency measures in selling, operating and advertising expenses compared to last year. In our view, these measures will yield fruits in 2012. The Company intends to continue its efficiency measures and sell, already in this year, 6 losing branches. 14 new branches with a total area of 17,000 sq. meters will be opened this year, most of which are in "Mega in Town" format. This format led the company’s performance in the previous year compared to the relatively slow activity of "Mega Bool" for which measures will be taken to improve the performance in the coming year. "Eden Teva Market" completed the second stage of the strategic plan and has 20 branches – 9 of which are in Eden in Mega Format. In the coming year most emphasis shall be put on improving the chain and its operating performance. The private brand "Mega" represents 15% of the sale and the company intends to expand the product variety and the categories in this line. In the non food segment, during 2011, Bee Retail completed the reorganization procedures and relocation to a one of a kind modern logistic center, which had a considerably negative effect on performance as a result of recording a one-time expense of NIS 20 million. The company redefined the synergetic and non synergetic activities. The synergetic activities of Naaman, Vardinon and Sheshet are successful and a strategic partner was admitted to the non synergetic activities and a chain manager to "Kfar Hashashuim" and "Hakol Bedollar". In 2012, we shall consider exitting channels which are not synergetic to the group's activity. In addition, in the second quarter of 2012, we shall launch cellular operations under the brand of "You Phone" that shall operate on the basis of the customers "You" club which will grant a unique benefit system to club members. This act shall reflect the Company's strength, in its operating channels, as the largest retail group in Israel.

8

Results for the fourth quarter of the year 2011

Gross Revenues (including government levies) for the fourth quarter of 2011 were NIS 3,740.6 million (U.S. $978.9 million) compared to revenues of approximately NIS 3,707.2 million in the comparable quarter last year, an increase of 0.9%.

Supermarket segment revenues, net – a decrease in revenues of 5.3% from NIS 1,740.0 million in the fourth quarter of 2010 to NIS 1,647.7 million (U.S. $431.2 million) in the current quarter. The decrease in revenues was mainly due to a decrease in same store sales (SSS) at a rate of 6.4%, as explained above. Sales per square meter amounted to NIS 4,394 (U.S. $1,150) in the fourth quarter of 2011 compared to NIS 4,756 in the comparable quarter last year.

Revenues of the Commercial and Fueling sites segment – an increase of 13.5% in revenues for the fourth quarter of 2011 from NIS 1,145.0 million to NIS 1,299.7 million (U.S. $340.1 million) The increase in revenues derives from increase in fuel prices.

Non - Food segment revenues - a decrease in revenues of 9.2% from NIS 91.3 million in the fourth quarter of 2010 to NIS 82.9 million (U.S. $21.7 million) in the current quarter. The decrease mainly derived from the reasons described in the analysis of the results for 2011.

Real Estate segment revenues – rental fees from external parties of NIS 7.2 million in the fourth quarter of 2010 compared to NIS 9.1 million (U.S. $2.4 million) in the current quarter, an increase of 26.4%. The increase in revenues derives from the same reasons described in the analysis of 2011 results.

Gross Profit in the fourth quarter of 2011 amounted to approximately NIS 689.4 million (U.S. $ 180.4 million) compared to gross profit of approximately NIS 738.6 million in the comparable quarter.

In the Supermarket segment, gross profit amounted to NIS 444.6 million (U.S. $116.3 million) (26.9% of revenues) compared to NIS 477.5 million (27.4% of revenues), a decrease of 6.9% compared to the corresponding quarter in 2010 that derived from decrease in sales. The erosion of the gross profit rate derives from an increase in competition and in discounts and campaigns.

In the Commercial and Fueling sites segment, gross profit amounted to NIS 204 million (U.S. $53.4 million) (15.7% of revenues) a decrease of 11.8% compared to the corresponding quarter in 2010 that derived from reducing marketing margins.

9

In the Non food segment, gross profit amounted to NIS 31.6 million (U.S. $8.3 million) (38.1% of revenues) an increase of 46.7% compared to the corresponding quarter that derived from increase in retail sales and decrease in sales to franchisees.

Selling, General and Administrative Expenses in the fourth quarter of 2011 amounted to NIS 672.2 million (U.S. $175.9 million) compared to approximately NIS 689.4 million in the comparable quarter, a decrease of approximately 2.5%.

In the Supermarket segment, these expenses amounted to NIS 425.9 million (U.S. $111.5 million), an increase of 1%.

In the Commercial and Fueling sites segment, these expenses amounted to NIS 196.3 million (U.S. $53.4 million), a decrease of 1.7%.

In the Non food segment, these expenses amounted to NIS 43.8 million (U.S. $11.5 million), an increase of 3.4%.

In the Real estate segment, these expenses amounted to NIS 4.1 million (U.S. $1.1 million), a decrease of 76.1% that derived from decrease in advertising expenses that included last year advertising and marketing expenses in respect of the residential project in the wholesale market complex.

Operating Profit (before other gains and losses and increases in the fair value of investment property) in the fourth quarter of 2011 amounted to NIS 17.1 million (U.S. $4.5 million) (net off NIS 5.1 million (U.S. $1.3 million) of unattributed headquarters expenses) compared to NIS 49.2 million in the fourth quarter of 2010, a decrease of 65.2%.

In the Supermarket segment, operating profit decreased from NIS 52.6 million in the fourth quarter of 2010 to NIS 25.8 million (U.S. $6.7 million) due to decrease in sales.

In the Commercial and Fueling sites segment, operating profit decreased from NIS 42.9 million in the fourth quarter of 2010 to NIS 17.5 million (U.S. $4.6 million) due to reducing marketing margins.

10

In the Non food segment, operating loss decreased from NIS 20.4 million in the fourth quarter of 2010 to NIS 17.7 million (U.S. $4.6 million) from increase in retail sales and decrease in sales to franchisees.

In the Real estate segment, transition from operating loss of NIS 9.9 million in the fourth quarter in 2010 to operating profit of NIS 5.0 million (U.S. $1.3 million) due to decrease in selling administrative and general expenses.

Increase in the Fair Value of Investment Property In the fourth quarter of 2011, the Company recorded gain from appreciation of investment property in the amount of NIS 13.8 million (U.S. $ 3.6 million). In the fourth quarter of 2010, the Company recorded a gain from increase in value of investment property amounting to NIS 14.1 million.

Other income and expenses, Net In the fourth quarter of 2011, the Company recorded other expenses, net of NIS 11.1 million (U.S. $2.9 million), compared to net expenses of NIS 13.7 million in the comparable quarter. The expenses this quarter included costs relating to the transfer of certain BEE Group companies to the new logistic center in Beer Tuvia impairment and disposal of the property and equipment in the Supermarket segment of NIS 5.1 million (U.S. $1.3 million).

Operating Profit amounted to approximately NIS 19.8 million (U.S. $5.2 million) compared to operating profit of NIS 49.6 million in the fourth quarter of 2010.

Financial Expenses, net, for the fourth quarter of 2011 were NIS 41.0 million (U.S. $10.7 million) compared to financial expenses, net of NIS 42.5 million in the comparable quarter last year. The decrease in net financial expenses this quarter compared with comparable quarter last year derives mainly from decrease of the CPI (the CPI decreased in the fourth quarter of 2011 by 0.19% compared to an increase of 0.65% in the comparable period last year) and from capitalization of financial costs in the real estate segment and was partially offset from an increase in the Company's indebtedness from the purchase of Dor Alon.

Taxes on Income in the fourth quarter of 2011 tax expenses amounted to NIS 34.5 million (U.S. $9.0 million) compared to theoretical tax benefit of NIS 5.2 million (U.S. $1.4 million) in accordance with a statutory tax rate of 24%. The increase in tax expenses this quarter stems mainly from increase in the tax rates following the Tranchtenberg Committee and from losses of the Group companies in respect of which, no deferred taxes were recorded. In the comparable quarter last year tax expenses amounted to NIS 5.8 million (effective tax rate of 81% compared to a statutory tax rate of 25%. The difference between statutory and effective tax rate derives from expenses in respect of which, no deferred taxes were recorded).

11

Net loss in the fourth quarter of 2011 amounted to NIS 56.1 million (U.S. $14.7 million) compared to a net income of NIS 1.4 million in the fourth quarter of 2010. The transition from net income in the corresponding quarter last year derived mainly from erosion of the gross profit and operating profit and from one time increase in tax expenses as explained above. The net loss in the fourth quarter of 2011 attributable to equity holders of the Company, was NIS 59.3 million (U.S. $15.5 million), or NIS 0.9 per share (U.S. $0.23), while the portion attributable to the non-controlling interests was NIS 3.2 million (U.S. $0.8 million).

12

Cash Flows in the fourth quarter of 2011

Cash Flows from Operating Activities: Net cash flows deriving from operating activities, amounted to NIS 141.4 million (U.S. $37 million) in the fourth quarter of 2011 compared to NIS 1.1 million in the comparable quarter last year. The increase in cash flows from operating activities was mainly due to advancing proceeds from credit card companies of NIS 203.4 million (U.S. $53.2 million) and was partially offset by decrease in operating profit and increase in tax payments.

Cash Flows from Investing Activities: Net Cash flows used in investing activities in the fourth quarter of 2011 amounted to NIS 69.9 million (U.S. $18.3 million) compared to net cash flows of NIS 235.3 million from investing activities in the corresponding quarter of last year. The cash flows used in investing activities in the fourth quarter of 2011 mainly included the purchase of property and equipment, intangible assets and investment property of NIS 74.5 million (U.S. $19.5 million), investments in restricted deposits of NIS 4.3 million (U.S. $1.1 million), and investment in marketable securities, net off NIS 9.7 million (U.S. $2.5 million). Cash used in investing activities in the fourth quarter of 2010 mainly included proceeds from sales of marketable securities, net off NIS 228.6 million and cash from consolidation of Dor Alon for the first time of NIS 87.2 million, net off acquisition of property and equipment, intangible assets and investment property of NIS 96.5 million.

Cash Flows used in Financing Activities: Net Cash flows used in financing activities amounted to NIS 93.9 million (U.S. $24.5 million) in the fourth quarter of 2011 as compared to net cash used in financing activities of NIS 403.1 million in the comparable quarter last year. Cash flows used in financing activities in the fourth quarter of 2011 included mainly payment of long term loans of NIS 200.8 million (U.S. $52.5 million), payment of a dividend of NIS 75 million U.S. $19.6 million) and was offset by long term loans received of NIS 81.1 million (U.S. $21.2 million) and change in short term credit of NIS 209.4 million (U.S. $54.8 million). Cash flows used in financing activities in the fourth quarter of 2010 included mainly the payment of a dividend of NIS 800 million and NIS 77.2 million deriving from the acquisition of Dor Alon net of receipt of long term loans of NIS 467.0 million and the issuance of debentures of NIS 96.4 million.

13

Additional Information

1.	As of December 31, 2011, the Company operated 211 supermarkets divided as follows: Mega In Town -119; Mega Bool - 65; Zol BeShefa – 16 and Eden Teva Market -17 of which 6 Eden within Mega. Dor Alon operated 196 fueling stations and 198 convenience stores in various formats and 16 coffee shops. In the Non-food segment, the Company operated 248 branches (most are franchised).

2.	EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization) [3] in 2011 was NIS 563.8 million (U.S. $147.5 million) (4.5% of revenues) compared to NIS 454.7 million (5.3% of revenues) in 2010.

EBITDA in the fourth quarter of 2011 was NIS 87.8 million (U.S. $22.9 million) (2.9% of revenues) compared to NIS 121.4 million (4.1% of revenues) in the comparable quarter of 2010.

3.	Diners transaction

In May 2011, Alon Holdings and Dor Alon (thereafter – the buyers) and Cal (thereafter – Cal) signed an exercise of the agreement to purchase 49% of Diners held by Cal in exchange for a loan granted by Cal to the buyers.

In July, the Company completed the conditions and the buyers paid the loan in the amount of NIS 36 million which Cal granted them.

Alon Holdings and Dor Alon handled in their financial statements the agreement to buy Diners as option for purchasing stock options and recorded in the period income before taxes from revaluation of approximately NIS 102 million (U.S. $26.7 million). In the third quarter, upon the consummation of the purchase, the Company recorded in the statements of income liability in respect of deferred income taxes of NIS 37 million (U.S. $9.7 million) attributed to the revaluation gains from the option.

3Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, depreciation and amortization. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and EBITDA which is presented in this press release.

14

As of the date of this report, the Company has not yet completed the attribution of the purchase cost to the portion purchased in identifiable assets and liabilities of Diners. The attribution of the purchase cost, as above, was performed on the basis of an initial recognition and therefore, in the following reporting periods some adjustments may be necessary for this attribution.

4.	Legislative amendments
a)	Reduction of marketing margin on fuels:

In September of this year, the fuel administration reduced the marketing margin on supervised fuels by 11.5 – 18.4 Agorot per liter;

b)	Legislative amendments – changes in Corporate tax rates

On December 6, 2011, was published in the records the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate set forth in amendment 2009 and increases the corporate tax rate to 25% in 2012.

The effect of the abovementioned changes increased deferred tax balances by approximately NIS 34.4 million (U.S. $9.0 million) which was recorded in taxes on income.

5.	Blue square Real Estate – Givon Parking , Tel Aviv

On October 11, 2011, BSRE received a notice from Tel Aviv municipality (the municipality and the notice) pursuant to which, all of the conditions to approve the BOT agreement of "Givon Parking" in Tel Aviv were fulfilled, in which BSRE shall hold in equal parts with its partners in the wholesale market companies. "Givon Parking" will be composed of approximately 1,000 parking lots adjacent to the wholesale market project. On November 13, 2011, the authority for use of property was delivered for the purpose of construction work. As per BSRE, construction works shall commence in the coming weeks. In return for constructing the parking lot, BSRE and its partners shall be entitled to operate and collect rental fees for parking for a period of 23 years from delivering the authority for use of property. The total establishment cost of the parking lot including related costs is estimated at NIS 144 million (U.S. $38.8 million), the share of BSRE is approximately NIS 72 million (U.S. $19.4 million).

15

6.	Dividend distribution

On November 28, 2011 the Board of directors of the Company decided on an interim dividend distribution for the year 2011, in the amount of NIS 75 million (U.S. $19.6 million), NIS 1.13 per share (U.S. $0.30 per share/ADS).

The ex-div date for this dividend distribution was on December 15, 2011 and the dividend was paid on December 29, 2011.

7.	Subsequent events:
a.	On January 25, 2012, Midroog announced on lowering its rating on bonds (series A and C) issued by the Company, from A1 to A2 with stable outlook. In addition, Midroog granted A2 rating with stable outlook for bonds up to NIS 200 million par value the Company intends to issue by expanding Series C or by issuance of new Series with a duration up to 6 years.

b.	Issuance of bonds:

•	On January 4, 2012, the bonds series of BSRE (Series D) was expanded by a private offering of NIS 150,000 thousand par value of bonds (Series D) to institutional investors for 98.5% of their par value, reflecting a return of 5.8%.

•	On February 15, 2012, the bonds series of Dor Alon (Series D) was expanded by a private offering of NIS 119,900 thousand par value of bonds (Series D) to institutional investors for 101.95% of their par value, reflecting a return of 6.9%.

c.	Commitment for establishing a power plant

On February 8, 2012, a corporation controlled by Dor Alon (55% held) entered into a detailed agreement with Sugat Sugar Refineries Ltd. (Sugat) under which the corporation shall establish a power plant on its premises with total capacity of up to 124 Mega Watt.

16

Under the agreement, the power plant shall provide the energy needs of Sugat for 24 years and 11 months and in addition, the corporation may sell steam and electricity to third parties.

It was further agreed that in the stage preceding the first stage, the corporation shall connect the Sugat plant to the natural gas transmission systems, shall convert the existing energy plant of Sugat to a dual system enabling the operation by fuel oil and natural gas and shall operate and maintain for Sugat its existing energy plant, all as determined in the detailed agreement.

On March 1, 2012, the corporation entered into an agreement with Israel Natural Gas Lines Ltd. (“INGL”) to connect Sugat to the national transmission system for natural gas and to provide natural gas transmission services by INGL (the agreement).

Pursuant to the agreement, INGL shall establish the infrastructures that include, inter alia, the transmission piping and the facilities necessary to connect the Sugat plant to natural gas and shall install the infrastructures necessary for natural gas transmission to the power plant which is planned to be built by the corporation on the Sugat plant premises.

The agreement is for a period until July 31, 2029 with a renewal option of five additional years. Pursuant to the agreement, the corporation shall bear the connecting expenses to the transmission system which is estimated at NIS 15 million. In addition, the corporation is committed to pay the current annual payments to INGL for transmission services until the end of the agreement term in an immaterial amount, regardless of whether the corporation uses the transmission services or not.

17

NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at December 31, 2011: U.S. $1.00 equals NIS 3.821. The translation was made solely for the convenience of the reader.

###

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores. Dor Alon operates a chain of 196 petrol stations and 198 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

18

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011

(Unaudited)

			Convenience translation(A)
	December 31		December 31,
	2010	2011	2011
	NIS		U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	125,956	76,451	20,008
Investment in securities	310,237	300,053	78,527
Short-term deposits	98,084	103,942	27,203
Trade receivables	1,731,747	1,586,150	415,114
Other accounts receivable including current maturities of long term loans granted	162,599	291,790	76,365
Derivative financial instruments	-	2,543	666
Assets classified as held for sale	-	3,610	945
Income taxes receivable	64,094	125,789	32,920
Inventories	680,296	676,590	177,072
	3,173,013	3,166,918	828,820

NON-CURRENT ASSETS:
Investments in associates	6,012	202,653	53,037
Derivative financial instruments	56,078	896	234
Real estate inventories	83,337	100,035	26,180
Payments on account of real estate	164,132	191,600	50,144
Investments in securities	30,327	33,159	8,678
Loans receivable, net of current maturities	176,043	150,660	39,429
Property and equipment, net	2,928,515	2,942,487	770,083
Investment property	546,870	576,093	150,770
Intangible assets, net	1,486,744	1,461,070	382,379
Other long-term receivables	47,098	174,325	45,622
Deferred taxes	66,018	104,321	27,302
	5,591,174	5,937,299	1,553,858
Total assets	8,764,187	9,104,217	2,382,678

19

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011

(Unaudited)

			Convenience translation(A)
	December 31,		December 31,
	2010	2011	2011
	NIS		U.S. dollars
	In thousands

Liabilities and equity

CURRENT LIABILITIES:
Credit and loans from banks and others	470,284	1,036,928	271,376
Current maturities of debentures and convertible debentures	202,769	212,726	55,673
Current maturities of long-term loans from banks	297,771	311,642	81,560
Trade payables	1,342,763	1,243,914	325,547
Other accounts payable and accrued expenses	686,447	730,985	191,307
Customers' deposits	30,405	27,733	7,258
Derivative financial instruments	7,700	2,814	736
Income taxes payable	7,431	6,311	1,652
Provisions	71,870	78,266	20,483
	3,117,440	3,651,319	955,592

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,399,159	1,240,487	324,650
Convertible debentures, net of current maturities	117,801	118,826	31,098
Debentures, net of current maturities	2,183,093	2,034,047	532,334
Other liabilities	199,983	264,597	69,248
Derivative financial instruments	9,151	16,701	4,371
Liabilities in respect of employee benefits, net of amounts funded	51,492	62,245	16,290
Deferred taxes	103,929	162,795	42,604
	4,064,608	3,899,698	1,020,595
Total liabilities	7,182,048	7,551,017	1,976,187

EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares of NIS 1 par value	79,712	79,878	20,905
Additional paid-in capital	1,218,409	1,219,282	319,100
Other reserves	(12,539)	(16,375)	(4,286)
Accumulated deficit	(85,760)	(92,098)	(24,102)
	1,199,822	1,190,687	311,617

Non - controlling interests	382,317	362,513	94,874

Total equity	1,582,139	1,553,200	406,491

Total liabilities and equity	8,764,187	9,104,217	2,382,678

20

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(Unaudited)

	Year ended December 31,		For the three months ended December 31,		Convenience translation(A) for the year ended December 31,
	2010	2011	2010	2011	2011
	NIS				U.S. dollars
	In thousands (except per share data)

Revenues	9,227,453	15,296,255	3,707,177	3,740,651	4,003,207
Less – government levies	(723,709)	(2,813,671)	(723,709)	(701,232)	(736,370)
Net revenues	8,503,744	12,482,584	2,983,468	3,039,419	3,266,837
Cost of sales	6,192,352	9,566,876	2,244,855	2,350,045	2,503,762
Gross profit	2,311,392	2,915,708	738,613	689,374	763,075
Selling, general and administrative expenses	2,069,970	2,628,845	689,372	672,231	687,999

Operating profit before other gains and losses and changes in fair value of investment property	241,422	286,863	49,241	17,143	75,076

Other gains	3,258	1,358	1,366	(279)	355
Other losses	(28,188)	(19,577)	(15,102)	(10,825)	(5,124)
Increase in fair value of investment property, net	32,917	41,913	14,060	13,781	10,969
Operating profit	249,409	310,557	49,565	19,820	81,276

Finance income	85,852	156,837	57,061	10,948	41,046
Finance expenses	(235,847)	(332,839)	(99,523)	(51,981)	(87,108)
Finance expenses, net	(149,995)	(176,002)	(42,462)	(41,033)	(46,062)
Share of gain (loss) of associates	(518)	5,746	58	(407)	1,504

Income before taxes on income	98,896	140,301	7,161	(21,620)	36,718
Taxes on income	36,287	46,588	5,810	34,453	12,192

Net income (loss)	62,609	93,713	1,351	(56,073)	24,526

Attributable to:
Equity holders of the Company	47,839	69,513	(2,000)	(59,283)	18,193
Non – controlling interests	14,770	24,200	3,351	3,210	6,333

Earnings (loss) per ordinary share or ADS attributed to equity holders of the Company
Basic	0.96	1.05	(0.03)	(0.90)	0.27
Fully diluted	0.96	0.94	(0.03)	(0.90)	0.25

Weighted average number of shares or ADSs used for computation of income per share:
Basic	49,590	65,940	65,159	65,954	65,940
Fully diluted	49,814	66,167	65,159	65,954	65,940

21

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(Unaudited)

	Year ended December 31,		For the three months ended December 31		Convenience translation(A) for the year ended December 31,
	2010	2011	2010	2011	2011
	NIS				U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) before taxes on income	98,896	140,301	7,161	(21,620)	36,718
Income tax (paid) received, net	5,741	(79,368)	4,148	(18,315)	(20,772)
Adjustments for cash generated from operations (a)	101,192	566,664	(10,200)	181,377	148,303
Net cash provided by operating activities	205,829	627,597	1,109	141,442	164,249

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193,474)	(261,101)	(71,319)	(46,842)	(68,333)
Purchase of investment property	(20,720)	(55,524)	(13,119)	(13,058)	(14,531)
Purchase of intangible assets	(34,133)	(30,717)	(12,067)	(14,561)	(8,039)
Proceeds from collection (realization) of short-term deposits and other receivables, net	12,401	(5,858)	12,334	(493)	(1,533)
Proceeds from sale of property and equipment	1,306	12,864	750	272	3,367
Proceeds from sale of investment property	-	50,600	-	-	13,243
Investment in restricted deposits	-	(102,603)	-	(4,294)	(26,851)
Proceeds from sale of marketable securities	373,040	118,957	245,731	41,553	31,133
Investment in marketable securities	(365,091)	(122,646)	(17,099)	(51,247)	(32,098)
Acquisition of subsidiaries	87,219	-	87,219	-	-
Acquisition of equity accounted investee	-	(36,415)	-	-	(9,530)
Grant of loans to jointly controlled companies	(31,442)	(200)	(4,053)	-	(54)
Collection (grant) of loans to controlling shareholders	-	(144,962)	-	10,201	(37,938)
Payments on account of real estate	(76,884)	(9,187)	827	(8,070)	(2,404)
Collection of long-term loans receivable	1,565	22,885	1,565	16,047	5,989
Interest received	18,331	16,552	4,551	512	4,332
Net cash provided by (used in) investing activities	(227,882)	(547,355)	235,320	(69,980)	(143,247)

22

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(Unaudited)

	Year ended December 31		For the three months ended December 31		Convenience translation(A) for the year ended December 31
	2010	2011	2010	2011	2011
	NIS				U.S. dollars
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury shares	(4,295)	(4,035)	-	-	(1,056)
Dividend paid to Company shareholders	(875,000)	(75,000)	(800,000)	(75,000)	(19,628)
Dividend paid to non- controlling interests	(17,619)	(30,687)	-	(13,866)	(8,031)
Repayment of debentures	(2,155)	(174,955)	(2,128)	(34,206)	(45,788)
Transactions with non-controlling interests	(7,362)	(15,213)	(7,362)	(7,286)	(3,982)
Issuance of debentures	205,035	-	96,485	-	-
Receipt of long-term loans	470,600	213,648	465,100	81,101	55,914
Repayment of long-term loans	(165,014)	(382,557)	(65,417)	(200,843)	(100,119)
Repayment of long term credit from payables	(1,740)	(1,750)	(435)	(465)	(458)
Short-term credit from banks and others, net	(52,404)	582,503	(152,695)	209,445	152,448
Receipt of loans from controlling shareholders	90,000	-	90,000	-	-
Proceeds from exercise of options in the Company and a subsidiary	759	140	-	-	37
Settlement of forward contracts	21,248	-	21,248	-	-
Interest paid	(147,532)	(222,754)	(47,923)	(52,782)	(58,297)
Net cash provided by (used in) financing activities	(485,479)	(110,660)	(403,127)	(93,902)	(28,960)
DECREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	(507,532)	(30,418)	(166,698)	(22,440)	(7,958)
Translation differences on cash and cash equivalents	(71)	37	6	35	10
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	611,734	104,131	270,823	96,155	27,252
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	104,131	73,750	104,131	73,750	19,304

23

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(Unaudited)

		Year ended December 31		For the three months ended December 31		Convenience translation(A) for the year ended December 31
		2010	2011	2010	2011	2011
		NIS				U.S. dollars

(a)	Net cash provided by operating activities:
	Adjustments for:
	Depreciation and amortization	206,945	273,746	70,578	70,158	71,642
	Increase in fair value of investment property, net	(32,917)	(41,913)	(14,066)	(13,781)	(10,969)
	Share in gains (losses) of associates, net of dividends received	518	(5,309)	(51)	407	(1,389)
	Share based payment	6,834	3,270	1,532	582	856
	Loss from sale and disposal of property and equipment, net	5,962	2,448	4,319	2,319	641
	Provision for impairment of property and equipment and intangible assets	946	7,815	414	6,474	2,045
	Loss (gain) from changes in fair value of derivative financial instruments	(8,029)	(107,553)	(9,884)	5,353	(28,148)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	57,626	71,465	20,974	(8,914)	18,703
	Employee benefit liability, net	2,371	177	3,043	(324)	46
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(15,013)	1,190	(11,959)	(2,074)	312
	Interest paid, net	118,311	184,963	32,482	49,426	48,407

	Changes in operating assets and liabilities:
	Decrease (increase) in trade receivables and other accounts receivable	(53,264)	94,743	171,992	492,532	24,796
	Increase in advances from purchasers of apartments	-	102,603	-	4,294	26,852
	Increase (decrease) in trade payables and other accounts payable	19,468	(10,198)	(236,989)	(427,743)	(2,669)
	Investment in real estate inventories	(87,092)	(5,637)	216	(720)	(1,475)
	Payments on account of real estate inventories	(71,564)	(8,852)	(1,212)	(2,485)	(2,317)
	Decrease (increase) in inventories	(49,910)	3,706	(41,589)	5,873	970
		101,192	566,664	(10,200)	181,377	148,303
(b)	Supplementary information on investing and financing activities not involving cash flows:
	Issuance of shares upon conversion of convertible debentures of the Company	43,895	901	31,501	-	236
	Purchase of property and equipment and investment properties on credit	37,084	10,769	(16,059)	10,769	2,818
	Advances from customers deposited in restricted use deposit	22,428	-	22,428	-	-
	Issue of shares against acquisition of shares in subsidiary	965,770	-	965,770	-	-
	Exercise of options to purchase shares in equity accounted investee	-	154,434	-	-	40,417

24

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD

INTERIM CAPITALIZATION

AS OF DECEMBER 31, 2011

(Unaudited)

	December 31		Convenience translation(A)
	2010	2011	December 31, 2011
	NIS in thousands		U.S. Dollars
	Alon Holdings
Cash and cash equivalents	1,901	3,819	999
Investment in securities	62,324	64,657	16,921
Total assets	64,225	68,476	17,920
Long-term debt
Bank loans	241,488	280,213	73,335
Convertible debentures	10,329	-	-
Debentures	316,792	320,535	83,888
Total long-term debt	568,609	600,748	157,223

Equity:
Equity attributable to equity holders of the company:	1,199,822	1,190,687	311,617
Total debt, net	(1,704,206)	(1,722,959)	(450,920)

25

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD TO EBITDA

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(UNAUDITED)

	Year ended December 31,		For the three months ended December 31		Convenience translation(A) for the year ended December 31,
	2010	2011	2010	2011	2011
	NIS				U.S. dollars
	In thousands

Net income (loss) for the period	62,609	93,713	1,351	(56,073)	24,526
Taxes on income	36,287	46,588	5,810	34,453	12,192
Share in losses of associates	518	(5,746)	(58)	407	(1,504)
Finance expenses, net	149,995	176,002	42,462	41,033	46,062
Other losses, net	24,930	18,219	13,736	11,104	4,768
Increase in fair value of investment property	(32,917)	(41,913)	(14,060)	(13,781)	(10,969)
Depreciation and amortization	206,945	273,746	70,578	70,158	71,642
Share based payment	6,834	3,270	1,532	582	856
EBITDA	455,201	563,879	121,351	87,883	147,573

26

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(UNAUDITED)

Segment reporting

The Company includes segment information according to IFRS 8. Company's management has set the operating segments based on the internal reports.

The Company presents four reportable segments: Supermarkets, Commercial and fueling sites, Non-food (Retail and Wholesale) and Real estate.

The Company's four operating segments consist of the following:

(1)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and “Non-food” items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and “Near-Food” products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of December 31, 2011, Mega Retail operated 211 supermarkets. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices).

(2)	Commercial and fueling sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. As of December 31, 2011 Dor Alon operates 196 fueling stations and 198 convenience stores. The commercial and fueling sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the total operating profit.

(3)	Non-food (Retail and Wholesale) –Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of December 31, 2011, the Company operated 248 non-food retail outlets, mostly through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate - Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project in Tel Aviv.

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands

Year ended December 31, 2011 (unaudited)
Net segment revenues	6,723,845	425,853	31,021	5,301,865	-	12,482,584
Inter segment revenues	-	31,810	-	36,087	(67,897)	-
Depreciation and amortization	159,601	12,011	-	96,130	6,004	273,746
Operating profit (loss) before other gains and losses net and changes in fair value, of investment property	177,346	(24,915)	15,395	173,680	(31,933)	309,573
Segment profit	169,697	(35,382)	57,307	173,578	(31,933)	333,267
Unallocated corporate expenses						(22,710)
Financial expenses, net						(176,002)
Share in gains of associates, net						5,746
Income before taxes on income						140,301

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Year ended December 31, 2010 (audited)
Net segment revenues	6,894,978	438,623	25,162	1,144,981	-	8,503,744
Inter segment revenues	-	43,444	-	8,339	(51,783)	-
Depreciation and amortization	163,020	15,156	-	27,328	1,441	206,945
Operating profit before other gains and losses net and changes in fair value of investment property	241,942	(7,189)	(4,843)	42,936	(9,424)	263,422
Segment profit	232,944	(19,519)	28,073	39,335	(9,424)	271,409
Unallocated corporate expenses						(22,000)
Financial expenses, net						(149,995)
Share in losses of associates, net						(518)
Income before taxes on income						98,896

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total consolidated
	NIS in thousands
Three months ended December 31, 2011:
Net segment revenues	1,647,696	82,934	9,081	1,299,707	-	3,039,419
Inter segment revenues	-	3,929	-	12,231	(16,160)	-
Depreciation and amortization	39,187	2,612	-	26,858	1,501	70,158
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	25,803	(17,777)	5,007	17,539	(8,301)	22,272
Segment profit	19,387	(22,389)	18,787	17,465	(8,301)	24,949
Unallocated corporate expenses						(5,129)
Financial expenses, net						(41,033)
Share in gains of associates, net						(407)
Loss before taxes on income						(21,620)

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ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2011

(UNAUDITED)

	Supermarkets	Non – food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	NIS in thousands
Three months ended December 31, 2010:
Net segment revenues	1,739,959	91,347	7,181	1,144,981	-	2,983,468
Inter segment sales	-	4,537	-	8,339	(12,876)	-
Depreciation and amortization	36,723	5,086	-	27,328	1,442	70,579
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	52,583	(20,442)	(9,888)	42,936	(10,435)	54,754
Segment profit	48,956	(26,958)	4,172	39,333	(10,745)	54,758
Unallocated corporate expenses						(5,193)
Financial expenses, net						(42,462)
Share in gains of associates, net						58
Income before taxes on income						7,161

	Supermarkets	Non - food Retail and wholesale	Real estate	Commercial and fueling sites	Adjustments	Total Consolidated
	Convenience translation to U.S. dollar in thousands
Year ended December 31, 2011 (unaudited)
Net segment revenues	1,759,708	111,451	8,119	1,387,560	-	3,266,837
Inter segment revenues	-	8,325	-	9,444	(17,769)	-
Depreciation and amortization	41,769	3,143	-	25,158	1,571	71,642
Operating profit (loss) before other gains and losses net and changes in fair value of investment property	46,414	(6,520)	4,029	45,455	(8,357)	81,020
Segment profit	44,412	(9,260)	14,998	45,427	(8,357)	87,220
Unallocated corporate expenses						(5,944)
Financial expenses, net						(46,062)
Share of losses of associates, net						1,504
Income before taxes on income						36,718

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

March 22, 2012	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary

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